Exhibit 99.1

Ferrari announces voting results from its Annual General Meeting

Maranello (Italy), 15 April 2016 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that all resolutions proposed to Shareholders at the Ferrari’s Annual General Meeting of Shareholders held today in Schiphol-Rijk, the Netherlands (the “AGM”), were passed.

The Shareholders adopted the 2015 Annual Accounts and re-elected all current directors of Ferrari. Amedeo Felisa and Sergio Marchionne were re-elected as executive directors of Ferrari. Piero Ferrari, Louis C. Camilleri, Giuseppina Capaldo, Eduardo H. Cue, Sergio Duca and Elena Zambon were re-elected as non-executive directors of Ferrari. In addition, the Shareholders appointed Delphine Arnault, John Elkann, Lapo Elkann, Maria Patrizia Grieco and Adam Keswick as new non-executive directors of Ferrari.

The Shareholders also delegated to the Board of Directors authority to purchase common shares of Ferrari up to a maximum of 10% of Ferrari’s issued common shares as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for Ferrari but is designed to provide additional flexibility, Ferrari may purchase shares of its own common stock from time to time in the 18 months following the AGM, at a price not higher than 10% above or not more than 10% below the average of the closing price on the NYSE and/or MTA for the five business days prior to the date of the purchase.

Following today’s approval of the Annual Accounts by the Shareholders, Ferrari will be in a position to proceed with a cash distribution to the holders of common shares of Euro 0.46 per common share, corresponding to a total distribution of approximately Euro 87 million. Payment date is May 30, 2016, as previously approved by the Board of Directors of Ferrari1.

Details of the resolutions submitted to the AGM are available on the Ferrari’s website at http://corporate.ferrari.com.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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1 For further details on the cash distribution see the press release issued by Ferrari on February 19, 2016